Exhibit 99.5

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

OF

CORPHOUSING GROUP INC.

Purpose

The purpose of the Nominating and Corporate Governance Committee (the “Nominating and Governance Committee”) of the Board of Directors (the “Board”) of CorpHousing Group Inc. (the “Company”) is to carry out the responsibilities delegated by the Board relating to the Company's director nominations process and procedures, developing and maintaining the Company's corporate governance policies and any related matters required by the federal securities laws.

The primary roles of the Nominating and Governance Committee include discharging the responsibilities of the Board relating to the appropriate size, functioning, and needs of the Board, including, but not limited to, recruitment and retention of high-quality Board members and committee composition and structure, and shaping the corporate governance of the Company. Whenever the Nominating and Governance Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its stockholders.

Membership

The Nominating and Governance Committee shall consist of no fewer than two members of the Board, except as permitted by the rules of the New York Stock Exchange (“NYSE”).

Each member of the Nominating and Governance Committee shall be independent in accordance with the rules of NYSE.

Each member of the Nominating and Governance Committee shall be appointed by the Board and shall serve for such term or terms as the Board may determine or until his or her earlier resignation or death. The Board may remove any member from the Nominating and Governance Committee at any time with or without cause.

Meetings and Operations

The Board shall designate a member of the Nominating and Governance Committee as the chairperson. The chairperson shall preside at each meeting of the Nominating and Governance Committee. The chairperson shall perform such other duties as may from time to time be assigned to him or her by the Nominating and Governance Committee or the Board.

The Nominating and Governance Committee shall meet at such times as it deems necessary to fulfill its responsibilities. The Nominating and Governance Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Nominating and Governance Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The chairperson of the Nominating and Governance Committee may establish such other rules as may from time to time be necessary or appropriate for the conduct of the business of the Nominating and Governance Committee.

The Nominating and Governance Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Nominating and Governance Committee annually shall review its performance under this Charter and present the results of its review to the Board.

Authority and Responsibilities

The Nominating and Governance Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Nominating and Governance Committee shall set the compensation and oversee the work of the director search firm. The Nominating and Governance Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel, an executive search firm and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Nominating and Governance Committee shall set the compensation and oversee the work of its outside counsel, the executive search firm and any other advisors.

The Company will provide for appropriate funding, as determined by the Nominating and Governance Committee, for the payment of compensation to its search firms, outside counsel and any other advisors.

In addition to such other duties as the Board may from time to time assign, the Nominating and Governance Committee further shall:

1.	Develop the criteria and qualifications for membership on the Board.

2.	Identify, recruit, review and make recommendations to the Board for nomination of candidates for election to the Board or to fill vacancies on the Board.

3.	Review candidates proposed by stockholders, and conducting appropriate inquiries into the background and qualifications of any such candidates.

4.	Review the Board's committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairpersons.

5.	Develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, to review these principles at least once a year and to recommend any changes to the Board.

6.	Oversee the Company's corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company's corporate governance framework.

Delegation of Authority

The Nominating and Governance Committee may form and delegate authority to subcommittees of the Nominating and Governance Committee consisting of one or more members when appropriate.

BOARD OF DIRECTOR CANDIDATE GUIDELINES

The Nominating and Governance Committee will identify, evaluate, and recommend candidates to become members of the Board with the goal of creating a balance of knowledge and experience. Nominations to the Board may also be submitted to the Nominating and Governance Committee by the Company’s stockholders in accordance with the Company’s policy, a copy of which is attached hereto. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience, and viewpoints of the Board), the operating requirements of the Company, and the long-term interests of the Company’s stockholders. In conducting this assessment, the Nominating and Governance Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to the requirements of the NYSE.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements.

•	Whether a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the SEC.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing stockholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective, and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

STOCKHOLDER RECOMMENDATIONS FOR DIRECTORS

Stockholders who wish to recommend to the Nominating and Governance Committee a candidate for election to the Board should send a written recommendation to Nominating and Corporate Governance Committee, CorpHousing Group Inc., 2125 Biscayne Blvd., Suite 253, Miami, Florida 33137, Attention: Corporate Secretary. The Corporate Secretary will promptly forward all such letters to the members of the Nominating and Governance Committee. Stockholders must follow certain procedures to recommend to the Nominating and Governance Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating and Governance Committee to evaluate candidates recommended by stockholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of stockholders, the Corporate Secretary must receive the stockholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment, and credit information;

•	The number of shares of common stock of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected.